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(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                        CINRAM INTERNATIONAL INCOME FUND
                       DECLARES JANUARY 2007 DISTRIBUTION

TORONTO (JANUARY 19, 2007) - Cinram International Income Fund (the "Fund") (TSX:
CRW.UN) today announced that it has declared a cash distribution of C$0.2708 per unit for the month of January 2007, payable on February 15, 2007, to unitholders of record at the close of business on January 31, 2007.

Cinram International Limited Partnership (the "Partnership") also announced that it has declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of January 2007, payable on February 15, 2007, to unitholders of record at the close of business on January 31, 2007.

The Fund and the Partnership's current annualized distribution rate is C$3.25 per unit, payable in monthly distributions of C$0.2708 per unit. In accordance with the distribution policy of both the Fund and the Partnership, unitholders of record at the close of business on the last business day of each calendar month are paid a distribution on or about the 15th day of the following month.

ABOUT CINRAM

Cinram International Inc., an indirect, wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.


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FOR MORE INFORMATION:
Lyne Beauregard Fisher
Tel: (416) 321-7930
lynefisher@cinram.com